Exhibit 99.1
The amount reported consists of 100 shares of common stock owned of record by
Sunstone Hotel Investors, L.L.C.  Westbrook Real Estate Partners, L.L.C. is the
managing member of Westbrook Sunstone Investors, LLC, which is the managing member of Westbrook SHP, LLC, which is a member of Sunstone Hotel Investors,
L.L.C.  Westbrook Real Estate Partners, L.L.C. is also the managing member of
Westbrook Real Estate Partners Management III, LLC, which is the general partner of each of Westbrook Real Estate Fund III, L.P. and Westbrook Real Estate Co-
Investment Partnership III, L.P., which together have the power to appoint a majority of the members of the executive committee of WB Hotel Investors, LLC, and which together with Westbrook SHP, LLC, have the power to appoint three-fourths of the members of the executive committee of Sunstone Hotel Investors, L.L.C.  Westbrook
Real Estate Partners, L.L.C. is also the managing member of Westbrook Real Estate
Partners Management IV, LLC, which is the general partner of each of Westbrook Real
Estate Fund IV, L.P. and Westbrook Real Estate Co-Investment Partnership IV, L.P.,
which together have the power to appoint a majority of the members of the executive committee of Sunstone/WB Hotel Investors IV, LLC.
Each of (1) the entities set forth in Exhibit 99.2, (2) Mr. Patrick Fox, signatory, and (3)
Messrs. Jonathan H. Paul and Paul D. Kazilionis, members of the executive committees of Sunstone Hotel Investors, L.L.C., WB Hotel Investors, LLC, Sunstone/WB Manhattan
Beach, LLC and Sunstone/WB Hotel Investors IV, LLC, disclaims ownership of all shares in excess of their pecuniary interests, if any, and this report shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of
1934, as amended, or for any other purpose.